MK


13030751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46722

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10205 Westheimer Suite 500
(No. and Street)

Houston (City) Texas (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Gammon 713-266-2993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buffington & Company
(Name – *if individual, state last, first, middle name*)

14811 Saint Mary's Lane Suite 180 (Address) Houston (City) Texas (State) 77079 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/15

OATH OR AFFIRMATION

I, Christopher Gammon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMS Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LYSSA RAYE BURNHAM
Notary Public, State of Texas
My Commission Expires
April 08, 2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMS SECURITIES, INC.

ANNUAL AUDITED REPORT

YEAR ENDED DECEMBER 31, 2012

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

IMS SECURITIES, INC.

ANNUAL AUDITED REPORT

YEAR ENDED DECEMBER 31, 2012

IMS SECURITIES, INC.

TABLE OF CONTENTS

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14811 SAINT MARY'S LANE, SUITE 180
HOUSTON, TEXAS 77079
(281) 920-5455 FAX: (281) 920-5456

Independent Auditor's Report

To the Stockholder and Director
IMS Securities, Inc.
Houston, Texas

Report on the Financial Statements

We have audited the accompanying statement of financial condition of IMS Securities, Inc. (the Company), as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMS Securities, Inc. as of December 31, 2012, and the results of its

operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 21, 2013

IMS SECURITIES, INC.
BALANCE SHEET
December 31, 2012

ASSETS

Current Assets		
Cash and cash equivalents	$	143,483
Investments in securities, at fair value		34,982
Commissions receivable		195,635
Accounts receivable - brokers		42,086
Total current assets		416,186
TOTAL ASSETS	$	416,186

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Commissions payable and other current liabilities	$	261,635
Total current liabilities		261,635
TOTAL LIABILITIES		261,635
Stockholder's Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		24,000
Retained earnings		129,551
TOTAL STOCKHOLDER'S EQUITY		154,551
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	416,186

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2012

Revenue:		
Commissions and fees	$	14,194,099
Interest income		1,394
Other income		4,100
Total Revenue		14,199,593
Expenses:		
Commissions paid		11,753,424
Wages and benefits		1,399,637
Office expenses		297,376
Insurance		220,311
Licenses, dues and fees		184,753
Leases		158,435
Legal and professional fees		105,120
Bad debts		9,113
Other expenses		15,635
Total Expenses		14,143,804
Net income before income taxes		55,789
Provision for income taxes-		
Current expense		(20,714)
Deferred expense		(4,700)
Total income tax expense		(25,414)
Net income	$	30,375

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2012

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Totals
Balances at:					
January 1, 2012	100,000	$ 1,000	$ 24,000	$ 99,176	$ 124,176
Changes:					
Net income				30,375	30,375
Balances at:					
December 31, 2012	100,000	$ 1,000	$ 24,000	$ 129,551	$ 154,551

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2012

Liabilities subordinated to claims of general creditors:

Balance at January 1, 2012	$ -
Changes during the year ended December 31, 2012	-
Balance at December 31, 2012	$ -

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS-

Cash Flows from Operating Activities:		
Net income	$	30,375
Adjustment to reconcile net loss to net cash provided by operating activities:		
Change in investment values		-
Change in assets and liabilities:		
Increase in receivables		(49,064)
Increase in payables		65,075
Net cash used by operating activities		46,386
Cash Flows from Investing Activities:		
Net cash provided by investing activities		-
Cash Flows from Financing Activities:		
Net cash provided by financing activities		-
Net increase in cash and cash equivalents		46,386
Cash and cash equivalents- Beginning of year		97,097
Cash and cash equivalents- End of year	$	143,483

See Note 2

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012

1. *COMPANY ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES*

Company Activities - The Company is organized as a securities broker/dealer subject to the approval of the Financial Industry Regulatory Authority (FINRA). The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers.

The Company was formed on October 4, 1993, and operates primarily in Texas. However, the Company is licensed to do business in all 50 states.

Revenue Recognition – The Company recognizes commissions and fee revenue and the corresponding commission expense to its brokers when the fees and expenses are earned as the security transactions occur.

Income Taxes – The Company recognizes current and deferred tax liabilities and assets as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company offsets loss carry forwards against net timing differences in determining deferred tax assets or liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions taken by the Company would be sustained on examination based on the facts circumstances and information available at the end of each period. The Company recognizes and measures its unrecognized tax benefits and adjusts its measurement when new information is available or when an event occurs that requires a change.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Securities are recorded at fair value in accordance with FASB-ASC 820, *Fair Value Measurements and Disclosures.*

Doubtful accounts – The Company provides an allowance for doubtful accounts receivable. At December 31, 2012, no allowance was considered to be necessary. Bad debts from losses and uncollectible accounts during the year ended December 31, 2012 totaled $9,113.

IMS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012

1. *COMPANY ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Cash and Cash Equivalents - The Company treats all investments not held for sale and with a maturity of three months or less at the date of acquisition as cash equivalents. Cash balances include money market accounts totaling $62,085 that pay interest at rates below 1% at December 31, 2012. Included in cash balances are clearing deposits totaling $25,000 that are required to be left on deposit by the Company's clearing organizations.

2. *CASH FLOWS*

There were no non-cash investing and financing activities during the year ended December 31, 2012.

Income taxes totaling $20,714were paid during the year ended December 31, 2012. Interest paid during the year totaled $2,585.

3. *INVESTMENTS IN SECURITIES AT FAIR VALUES*

At December 31, 2012, the Company owned investment securities as follows:

Description:	Fair Value
Securities not traded:	
United Mortgage Trust, 2,033 shares of beneficial interest including reinvested earnings	$ 32,462
Net REIT	2,520
Total investments in securities	$34,982

The investments in securities are valued at fair values in accordance with Financial Accounting Standards Board ASC 820, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level one inputs are quoted prices in active markets for the identical assets or liabilities the Company has the ability to access. Level two inputs are directly or indirectly observable inputs for the asset or liability, other than quoted prices. Level three inputs are unobservable and rely on management's assumptions about the market's valuation of the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

IMS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012

3. *INVESTMENTS IN SECURITIES AT FAIR VALUES (Continued)*

Traded securities are valued at their quoted prices in the open market at December 31, 2012 (Level One).

In the opinion of the Company's management, for investment securities that are not traded in the open market, the stated values of the investment securities approximate their fair market values at December 31, 2012 (Level Three).

Investments in securities are classified as available for sale at December 31, 2012.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2012:

United Mortgage Trust-	
Beginning balance	$ 32,462
Ending Balance	$ 32,462
NetREIT-	
Beginning balance	$ 2,520
Ending Balance	$ 2,520

4. *RECEIVABLES*

Commissions receivable are amounts due from broker-dealers and clearing organizations for transactions that have been executed. They are generally paid within 15 days.

Accounts receivable- brokers consist of amounts paid to or on behalf of licensed brokers who have contracted to work with the Company. The advances are generally repaid through deductions from the brokers' commissions. The amounts include advances against future commissions, payments of license, insurance and other fees, and reimbursable charges in accordance with the Company's agreement with each broker. Reimbursable charges are generally for rent and office expenses utilized by the brokers.

5. *INCOME TAXES*

Significant components of the provision for income taxes for the year ended December 31, 2012, are as follows:

Current income tax expense –	
Federal	$ 6,700
Texas state	14,014
Deferred income tax expense	4,700
Total income tax expense	$ 25,414

The deferred income tax expense arose from the Company's current utilization of a net operating loss carry forward from a previous year.

6. *RELATED PARTY TRANSACTIONS*

Expense Sharing Agreement-
The Company has entered into an expense sharing arrangement with an affiliated company. The affiliate has entered into various obligations to incur costs that are common with the Company. Under the agreement, the Company pays costs that are directly allocated to its operations. These costs include payroll and related costs, office rent, and equipment leases.

The Company provides office to certain of its brokers under month-to-month rental agreements. The amounts due from the brokers are generally withheld by the Company from commissions earned by the brokers.

7. *COMMITMENTS*

The Company has future obligations to its affiliate for lease commitments entered into by the affiliate, but being paid by the Company. The future obligations under the leases are as follows:

For the years ended December 31:	Office Rent	Equipment
2013	$211,878	$10,500
2014	213,360	10,500
2015	219,287	10,500
2016	222,250	10,500
Subsequently	148,167	---

Total rent expense for 2012, net of amounts reimbursed to the Company by brokers totaling $74,689, was $150,977.

8. *CONTINGENCIES*

There are claims and lawsuits arising against the Company from time to time in the ordinary course of its business. The Company's insurance carrier generally handles all pending claims. In the opinion of management the Company has sufficient insurance coverage to cover the costs of resolving any potential claims.

9. *CREDIT RISK*

The Company is engaged in various brokerage activities in which counter parties primarily include other broker-dealers, banks, insurance companies and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

11. *NET CAPITAL*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 20X1, the Company had net capital of $37,655, which was $17,999 in excess of its required net capital. The Company's net capital ratio was 5.22 to 1.

The Company is exempt from the reserve requirements of Securities and Exchange Commission Rule 15c3-3. In accordance with rule section (k)(2)(ii); all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

12. *MANAGEMENT EVALUATION OF SUBSEQUENT EVENTS*

Management has evaluated subsequent events through February 21, 2013, which is the date that the financial statements were available to be issued.

IMS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

COMPUTATION OF NET CAPITAL -		
Total stockholder's equity		$154,551
Total stockholder's equity qualified for net capital		154,551
Add-		
Allowable credits:		
None		
Total capital and allowable subordinated liabilities		154,551
Deductions and/or charges-		
Nonallowable assets:		
Accounts receivable, unsecured	56,789	
Non-Marketable Investments	34,982	
	91,771	(91,771)
Net capital before haircuts on securities positions		62,780
Haircuts on securities:		
Trading and investment securities, other	483	
Undue concentration	---	(483)
Net capital		*$ 62,297*
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT-		
Minimum net capital requirement		$ 17,443
Excess net capital		$ 44,854
Excess net capital (Net Capital Less 10% of Total Liabilities)		$ 36,134
COMPUTATION OF AGGREGATE INDEBTEDNESS-		
Total liabilities		$ 261,635
Total aggregate indebtedness		$ 261,635
Ratio of Aggregate Indebtedness to Net Capital		4.19 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2012)-

Net capital as reported in the Company's Part II (unaudited)	$ 73,697
Net audit adjustments- Income tax expense	(11,400)
Net capital, per above	*$ 62,297*

See independent auditor's report.

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14811 SAINT MARY'S LANE, SUITE 180
HOUSTON, TEXAS 77079
(281) 920-5455 FAX (281) 920-5456

To the Stockholder and Director
IMS Securities, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of IMS Securities Co., Inc. the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.
Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC,, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 21, 2013